PLANMEMBER SECURITIES CORPORATION

FINANCIAL STATEMENTS and SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.



YOUR PARTNER FOR SUCCESS
SINCE 1922

(818) 637 - 5000
500 North Brand Blvd., Suite 800
Glendale, CA 91203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of PlanMember Securities Corporation
Carpinteria, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the “Company”) as of December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2018.

Glendale, California
February 27, 2026

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2025

ASSETS

Cash and cash equivalents	$ 13,479,015
Cash segregated for the benefit of customers	8,157,699
Accounts receivable	33,178,259
Other assets	471,051
Intangible assets, net	1,025,834
Due from affiliates, net	3,148,788
	$ 59,460,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 17,614,702
Payable to customers	8,806,812
Borrowings under line of credit	4,017,679
Other payables	412,187
Total liabilities	30,851,380

Stockholder's equity

Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	1,586,533
Retained earnings	27,022,723
Total stockholder's equity	28,609,266
	$ 59,460,646

The accompanying notes are an integral part of this financial statement.

PLANMEMBER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Nature of Business
PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). All equity securities transactions of the Company and its customers are introduced on a fully disclosed basis and executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue when the performance obligation to customers is satisfied. Revenue from a performance obligation transferred at a point in time is recognized at the time when the customer obtains control over the promised good or service. Revenue from the performance obligation satisfied over time is recognized in a manner that depicts the performance in transferring control of the good or service, which is measured based on time elapsed. Payment for the majority of services is considered to be variable consideration, as the amount of revenues may be subject to market conditions. Variable consideration is included in revenue when amounts are not subject to significant reversals.

Commissions are recognized on a trade date basis, and investment advisory, and asset-based fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and asset-based fees are earned for providing marketing services to mutual funds. Advisory fees are earned by providing portfolio asset allocation services.

Cash and Cash Equivalents
Cash and Cash Equivalents include all cash balances and highly liquid investments. The Company places its temporary cash investments with a high credit quality financial institution. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Cash Segregated for the Benefit of Customers
Our broker-dealer carrying accounts are generally subject to requirements to maintain cash on deposit in a segregated reserve account for the exclusive benefit of our clients. Such amounts are included in "Cash Segregated for the Benefit of Customers" on our Statement of Financial Condition.

PLANMEMBER SECURITIES CORPORATION

Intangible Assets and Other Assets

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Interpacific Investor Services in July 2015 and payments in December 2021, 2022, 2023 and 2024 for the acquisition of the assets of Barron Financial. Intangible assets with definite lives are amortized on a straight-line basis over seven years. The gross carrying value of the intangible assets including payments for certain milestone provision and the related accumulated amortizations were $2,518,060 and $1,492,226, respectively, at December 31, 2025. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on the expected undiscounted cash flows attributable to that asset. The amount of impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment charges were recorded during the year ended December 31, 2025.

The Company maintains a clearing deposit with Pershing, LLC ("Pershing") to satisfy the requirement under its clearing agreement. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days. As of December 31, 2025, the clearing deposit totaled $100,000, included within other assets on the statement of financial condition.

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No accrual for penalties or interest have been recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits on the Other Expense line in the accompanying Statement of Income.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2021. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

PLANMEMBER SECURITIES CORPORATION

3. Net Capital requirements and Cash Segregated for the Benefit of Customers

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $10,305,347 which was $8,792,435 in excess of its minimum requirement of $1,512,912. The Company's net capital ratio was 3 to 1 at December 31, 2025. As of December 31, 2025, cash of $8,157,699 was segregated in a Special Reserve Account for the benefit of customers under Rule 15c3-1 (k)(1)(vii) of the SEC. This balance represents funds in the process of customers' financial transactions. At December 31, 2025 cash of $602,915 was in transit to the Special Reserve Account for the benefit of customers under Rule 15c3-1 (k)(1)(vii) of the SEC. Net change in Custodian was ($9,164,660) in 2025. This change represents the net movement of customer-related cash balances between the Company's accounts and the third-party custodian during the year. This change primarily reflects timing differences and fluctuations in the volume of customer transactions and related settlement activity. Interest income is primarily generated by interest earnings on assets segregated for regulatory purposes.

4. Line of Credit

On March 28, 2023, the Company entered into a revolving credit line agreement (the "Credit Line"), a committed unsecured line of credit under which the Company has the ability to borrow. The Credit Line has a term through April 1, 2027, and provides for maximum borrowings of up to $20,000,000. The interest rates on the borrowings under the Credit Line are varied and based on SOFR, as adjusted for the Company's credit rating. $4,017,679 was outstanding as of December 31, 2025. The interest rate adjusted for the Company's credit rating as of December 31, 2025, was 6.87% per annum. Interest Expense on the Credit Line for the year ended December 31, 2025, was $219,423. The Credit Line agreement contains various covenants. At December 31, 2025, the Company was in compliance with the covenants.

5. Income taxes

The provision for income taxes consisted of the following:

	Year Ended December 31, 2025
Current:	
Federal	$582,227
State	(94,738)
Total current provision	$487,489
Deferred:	
Federal	$61,256
State	(9,840)
Total deferred provision	**$51,416**
Total provision for income taxes	**$538,905**

PLANMEMBER SECURITIES CORPORATION

The reconciliation of federal statutory income tax to the Company's provision for income taxes:

	December 31, 2025	
Income taxes computed under federal statutory rate	$ 643,627	21.0 %
State tax – net of federal benefit	(104,814)	(3.42%)
Other adjustments	92	(0.0 %)
Total Provision for Income Taxes	$538,905	17.58 %

Significant components of the Company's net deferred tax assets are as follows:

	December 31, 2025
Deferred tax assets:	
State income taxes	$ 2,159
Intangible assets	211,656
Accrued expenses	9,136
Net deferred tax assets	**$ 222,860**

Deferred tax assets are included in Other Assets on the Statement of Financial Condition.

6. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

7. Related party transactions

Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the Company's share of facilities, personnel, systems, recordkeeping, and marketing services used. Total expense under this agreement for the year ended December 31, 2025, was $40,878,783. At December 31, 2025, the Company was owed $2,394,871 from PSC. Commissions earned from an entity with a non-controlling ownership interest in the Parent was $8,380,854.15 for the year ended December 31, 2025.

8. Reportable Segment

Management has determined that the Company operates in one segment, given the common nature of its operations, products and services and regulatory environment.

9. Subsequent Events

Management evaluated subsequent events through February 27, 2026, the date of issuance of the financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the financial statements as of and for the year ended December 31, 2025.